Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-197364

The Toronto-Dominion Bank $4,690,000 Leveraged Capped EURO STOXX 50® Index-Linked Notes due April 17, 2020

The notes do not bear interest. The amount that you will be paid on your notes on the maturity date (April 17, 2020) is based on the performance of the EURO STOXX 50® Index as measured from the pricing date (April 14, 2016) to and including the valuation date (April 14, 2020). If the final level on the valuation date is greater than the initial level of 3,060.86, the return on your notes will be positive, subject to the maximum payment amount of $1,735.00 for each $1,000 principal amount of your notes. If the final level is less than the initial level, the return on your notes will be negative, and you may lose your entire principal amount.

To determine your payment at maturity, we will calculate the percentage change of the EURO STOXX 50® Index, which is the percentage increase or decrease in the final level from the initial level. At maturity, for each $1,000 principal amount of your notes, you will receive an amount in cash equal to:

●	if the percentage change is positive (the final level is greater than the initial level), the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) 300.00% times (c) the percentage change, subject to the maximum payment amount; or
●	if the percentage change is zero or negative (the final level is equal to or less than the initial level), the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the percentage change.

The notes do not guarantee the return of principal at maturity.

The notes are unsecured and are not savings accounts or insured deposits of a bank. The notes are not insured or guaranteed by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other governmental agency or instrumentality. Any payments on the notes are subject to our credit risk. The notes will not be listed on any exchange.

You should read the disclosure herein to better understand the terms and risks of your investment. See “Additional Risk Factors” on page P-6 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement, the product prospectus supplement or the prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The estimated value of your notes at the time the terms of your notes are set on the pricing date is $915.00 per $1,000 principal amount. For a discussion of the estimated value and the price at which Goldman, Sachs & Co. (“GS&Co.”) would initially buy or sell your notes, if it makes a market in the notes (which it is not obligated to do), see “Additional Information Regarding Estimated Value of the Notes” on page P-2 of this pricing supplement.

	Public Offering Price	Underwriting Discount	Proceeds to TD
Per Note	$1,000.00	$32.50	$967.50
Total	$4,690,000.00	$152,425.00	$4,537,575.00

TD Securities (USA) LLC	Goldman, Sachs & Co. Agent

Pricing Supplement Dated April 14, 2016

The public offering price, underwriting discount and proceeds to TD listed above relate to the notes we issue initially. We may decide to sell additional notes after the date of this pricing supplement, at public offering prices and with underwriting discounts and proceeds to TD that differ from the amounts set forth above. The return (whether positive or negative) on your investment in the notes will depend in part on the public offering price you pay for such notes.

We or GS&Co., or any of our or their respective affiliates, may use this pricing supplement in the initial sale of the notes. In addition, we or GS&Co. or any of our or their respective affiliates may use this pricing supplement in a market-making transaction in a note after its initial sale. Unless we or GS&Co., or any of our or their respective affiliates, informs the purchaser otherwise in the confirmation of sale, this pricing supplement will be used in a market-making transaction.

Additional Information Regarding Estimated Value of the Notes

The estimated value of your notes at the time the terms of your notes are set on the Pricing Date is $915.00 per $1,000 principal amount, which is less than the public offering price of your notes. The pricing models used by GS&Co. to determine the estimated value consider certain variables, including principally our credit spreads, interest rates (forecasted, current and historical rates), volatility, price-sensitivity analysis and the time to maturity of the notes. The difference between the estimated value of your notes and the public offering price is a result of certain factors, including principally the underwriting discount and commissions, the expenses incurred in creating, documenting and marketing the notes, and an estimate of the difference between the amounts we pay to GS&Co. and the amounts GS&Co. pays to us in connection with your notes. We pay to GS&Co. amounts based on what we would pay to holders of a non-structured note with a similar maturity. In return for such payment, GS&Co. pays to us the amounts we owe under your notes.

The price at which GS&Co. will make a market in the notes (if it makes a market, which it is not obligated to do), and the value of your notes shown on your account statement, will be based on pricing models and variables similar to those used in determining the estimated value on the Pricing Date. The value of your notes at any time will reflect many factors and cannot be predicted; however, the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would initially buy or sell notes (if it makes a market, which it is not obligated to do) and the value that GS&Co. will initially use for account statements and otherwise is equal to approximately $990.00 per $1,000 principal amount, which exceeds the estimated value of your notes on the Pricing Date. The amount of the excess will decline on a straight line basis over the period from the Pricing Date through January 16, 2017.

We urge you to read the “Additional Risk Factors” beginning on page P-6 of this pricing supplement.

Summary

The information in this “Summary” section is qualified by the more detailed information set forth in this pricing supplement, the product prospectus supplement and the prospectus.

Issuer:	The Toronto-Dominion Bank (“TD”)
Issue:	Senior Debt Securities
Type of Note:	Leveraged Capped Notes (the “Notes”)
Term:	Approximately 48 months
Reference Asset:	EURO STOXX 50® Index (Bloomberg Ticker: SX5E)
CUSIP / ISIN:	89114QVG0 / US89114QVG09
Agents:	TD Securities (USA) LLC (“TDS”) and GS&Co.
Currency:	U.S. Dollars
Minimum Investment:	$1,000 and minimum denominations of $1,000 in excess thereof
Principal Amount:	$1,000 per Note; $4,690,000 in the aggregate for all the offered Notes; the aggregate principal amount of the offered Notes may be increased if the Issuer, at its sole option, decides to sell an additional amount of the offered Notes on a date subsequent to the date of this pricing supplement.
Pricing Date:	April 14, 2016
Issue Date:	April 21, 2016
Valuation Date:	April 14, 2020, subject to postponement for market and other disruptions, as described under “General Terms of the Notes—Valuation Date” on page PS-17 in the product prospectus supplement.
Maturity Date:	April 17, 2020, subject to postponement for market and other disruptions, as described under “General Terms of the Notes—Maturity Date” on page PS-17 in the product prospectus supplement.
Payment at Maturity:

For each $1,000 principal amount of the Notes, we will pay you on the Maturity Date an amount in cash equal to:

●      if the Final Level is greater than or equal to the Cap Level, the Maximum Payment Amount;

●      if the Final Level is greater than the Initial Level but less than the Cap Level, the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the Leverage Factor times (c) the Percentage Change; or

●      if the Final Level is equal to or less than the Initial Level, the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the Percentage Change.

If the Final Level is less than Initial Level, the investor will receive less than the principal amount of the Notes at maturity and may lose their entire principal amount.

Leverage Factor:	300.00%
Cap Level:	124.50% of the Initial Level
Maximum Payment Amount:	$1,735.00 per $1,000 principal amount of the Notes (173.50% of the principal amount of the Notes). As a result of the Maximum Payment Amount, the maximum return at maturity of the Notes will be 73.50% of the principal amount of the Notes.
Percentage Change:	The quotient of (1) the Final Level minus the Initial Level divided by (2) the Initial Level, expressed as a percentage.
Initial Level:	3,060.86
Final Level:	The closing level of the Reference Asset on the Valuation Date, except in the limited circumstances described under “General Terms of the Notes—Market Disruption Events” on page PS-18 of the accompanying product prospectus supplement and subject to adjustment as provided under “General Terms of the Notes—Unavailability of the Level of the Reference Asset” on page PS-17 of the accompanying product prospectus supplement.
Closing Level:	The closing level of the Reference Asset will be the official closing level of the Reference Asset or any successor index (as defined in the accompanying product prospectus supplement) on any Trading Day for the Reference Asset, as displayed on Bloomberg Professional® service page “SX5E <INDEX>” or any successor page on the Bloomberg Professional® service or any successor service, as applicable.
Business Day:	Any day that is a Monday, Tuesday, Wednesday, Thursday or Friday that is neither a legal holiday nor a day on which banking institutions are authorized or required by law to close in New York City or Toronto.
U.S. Tax Treatment:	By purchasing a Note, each holder agrees, in the absence of a statutory, regulatory, administrative or judicial ruling to the contrary, to characterize the Notes, for U.S. federal income tax purposes, as a pre-paid derivative contract with respect to the Reference Asset. Based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Cadwalader, Wickersham & Taft LLP, it is reasonable to treat the Notes in the manner described above. However, because there is no authority that specifically addresses the tax treatment of the Notes, it is possible that your Notes could alternatively be treated for tax purposes as a single contingent payment debt instrument, or pursuant to some other characterization, such that the timing and character of your income from the Notes could differ materially from the treatment described above. Please see the discussion below under “Supplemental Discussion of U.S. Federal Income Tax Consequences”.
Canadian Tax Treatment:	Please see the discussion in the product prospectus supplement under “Supplemental Discussion of Canadian Tax Consequences,” which applies to the Notes.
Calculation Agent:	TD
Listing:	The Notes will not be listed on any securities exchange.
Clearance and Settlement:	DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under “Forms of the Debt Securities” and “Book-Entry Procedures and Settlement” in the prospectus).

Additional Terms of Your Notes

You should read this pricing supplement together with the prospectus, as supplemented by the product prospectus supplement, relating to our Senior Debt Securities, of which these Notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict the following hierarchy will govern: first, this pricing supplement; second, the product prospectus supplement; and last, the prospectus. The Notes vary from the terms described in the product prospectus supplement in several important ways. You should read this pricing supplement carefully.

This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Additional Risk Factors” beginning on page P-6 of this pricing supplement, “Additional Risk Factors Specific to the Notes” beginning on page PS-4 of the product prospectus supplement and “Risk Factors” on page 1 of the prospectus, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the Securities and Exchange Commission (the “SEC”) website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):

▪	Prospectus dated July 28, 2014:
http://www.sec.gov/Archives/edgar/data/947263/000121465914005375/s723140424b5.htm
▪	Product Prospectus Supplement MLN-EI-1 dated August 31, 2015:

http://www.sec.gov/Archives/edgar/data/947263/000089109215007723/e65846_424b2.htm

Our Central Index Key, or CIK, on the SEC website is 0000947263. As used in this pricing supplement, the “Bank,” “we,” “us,” or “our” refers to The Toronto-Dominion Bank and its subsidiaries. Alternatively, The Toronto-Dominion Bank, any agent or any dealer participating in this offering will arrange to send you the product prospectus supplement and the prospectus if you so request by calling 1-855-303-3234.

Additional Risk Factors

The Notes involve risks not associated with an investment in conventional debt securities. This section describes the most significant risks relating to the terms of the Notes. For additional information as to these risks, please see “Additional Risk Factors Specific to the Notes” in the product prospectus supplement and “Risk Factors” in the prospectus.

You should carefully consider whether the Notes are suited to your particular circumstances before you decide to purchase them. Accordingly, prospective investors should consult their investment, legal, tax, accounting and other advisors as to the risks entailed by an investment in the Notes and the suitability of the Notes in light of their particular circumstances.

Principal at Risk.

Investors in the Notes could lose their entire principal amount if there is a decline in the level of the Reference Asset. If the Final Level is less than the Initial Level, you will lose a portion of the principal amount in an amount equal to the Percentage Change times $1,000. Specifically, you will lose 1% of your principal amount for every 1% negative percentage change.

The Notes Do Not Pay Interest and Your Return on the Notes May Be Less Than the Return on Conventional Debt Securities of Comparable Maturity.

There will be no periodic interest payments on the Notes as there would be on a conventional fixed-rate or floating-rate debt security having the same term. The return that you will receive on the Notes, which could be negative, may be less than the return you could earn on other investments. Even if your return is positive, your return may be less than the return you would earn if you bought a conventional senior interest bearing debt security of TD.

Your Potential Return on the Notes Is Limited by the Maximum Payment Amount and May Be Less Than the Return on a Direct Investment In the Reference Asset.

The opportunity to participate in the possible increases in the level of the Reference Asset through an investment in the Notes will be limited because the Payment at Maturity will not exceed the Maximum Payment Amount. Furthermore, the effect of the Leverage Factor will not be taken into account for any Final Level exceeding the Cap level no matter how much the level of the Reference Asset may rise above the Cap Level. Accordingly, your return on the Notes may be less than your return would be if you made an investment in a security directly linked to the performance of the Reference Asset.

Investors Are Subject to TD’s Credit Risk, and TD’s Credit Ratings and Credit Spreads May Adversely Affect the Market Value of the Notes.

Although the return on the Notes will be based on the performance of the Reference Asset, the payment of any amount due on the Notes is subject to TD’s credit risk. The Notes are TD’s unsecured debt obligations. Investors are dependent on TD’s ability to pay all amounts due on the Notes on the Maturity Date, and, therefore, investors are subject to the credit risk of TD and to changes in the market’s view of TD’s creditworthiness. Any decrease in TD’s credit ratings or increase in the credit spreads charged by the market for taking TD’s credit risk is likely to adversely affect the market value of the Notes.

The Agent Discount, Offering Expenses and Certain Hedging Costs Are Likely to Adversely Affect Secondary Market Prices.

Assuming no changes in market conditions or any other relevant factors, the price, if any, at which you may be able to sell the Notes will likely be lower than the public offering price. The public offering price includes, and any price quoted to you is likely to exclude, the underwriting discount paid in connection with the initial distribution, offering expenses as well as the cost of hedging our obligations under the Notes. In addition, any such price is also likely to reflect dealer discounts, mark-ups and other transaction costs, such as a discount to account for costs associated with establishing or unwinding any related hedge transaction. In addition, if the dealer from which you purchase Notes is to conduct hedging activities for us in connection with the Notes, that dealer may profit in connection with such hedging activities and such profit, if any, will be in addition to the compensation that the dealer receives for the sale of the Notes to you. You should be aware that the potential to earn fees in connection with hedging activities may create a further incentive for the dealer to sell the Notes to you in addition to the compensation they would receive for the sale of the Notes.

There May Not Be an Active Trading Market for the Notes — Sales in the Secondary Market May Result in Significant Losses.

There may be little or no secondary market for the Notes. The Notes will not be listed on any securities exchange. TDS, GS&Co. and our or their respective affiliates may make a market for the Notes; however, they are not required to do so. TDS, GS&Co. and our or their respective affiliates may stop any market-making activities at any time. Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you. We expect that transaction costs in any secondary market would be high. As a result, the difference between bid and ask prices for your Notes in any secondary market could be substantial.

If you sell your Notes before the Maturity Date, you may have to do so at a substantial discount from the public offering price irrespective of the level of the Reference Asset and, as a result, you may suffer substantial losses.

If the Level of the Reference Asset Changes, the Market Value of Your Notes May Not Change in the Same Manner.

Your Notes may trade quite differently from the performance of the Reference Asset. Changes in the level of the Reference Asset may not result in a comparable change in the market value of your Notes. Even if the level of the Reference Asset increases above the Initial Level during the life of the Notes, the market value of your Notes may not increase by the same amount and could decline.

The Amount Payable on Your Notes Is Not Linked to the Level of the Reference Asset at Any Time Other than the Valuation Date.

The Final Level will be the closing level of the Reference Asset on the Valuation Date (subject to adjustment as described elsewhere in this pricing supplement). Therefore, if the closing level of the Reference Asset dropped precipitously on the Valuation Date, the Payment at Maturity for your Notes may be significantly less than it would have been had the Payment at Maturity been linked to the closing level of the Reference Asset prior to such drop in the level of the Reference Asset. Although the actual level of the Reference Asset on the Maturity Date or at other times during the life of your Notes may be higher than the Final Level, you will not benefit from the level of the Reference Asset at any time other than the closing level on the Valuation Date.

We May Sell an Additional Aggregate Principal Amount of the Notes at a Different Public Offering Price.

At our sole option, we may decide to sell an additional aggregate principal amount of the Notes subsequent to the date of the final pricing supplement. The public offering price of the Notes in the subsequent sale may differ substantially (higher or lower) from the original public offering price you paid as provided on the cover of the final pricing supplement.

If You Purchase Your Notes at a Premium to Principal Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Principal Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected.

The Payment at Maturity will not be adjusted based on the public offering price you pay for the Notes. If you purchase Notes at a price that differs from the principal amount of the Notes, then the return on your investment in such Notes held to the Maturity Date will differ from, and may be substantially less than, the return on Notes purchased at principal amount. If you purchase your Notes at a premium to principal amount and hold them to the Maturity Date, the return on your investment in the Notes will be lower than it would have been had you purchased the Notes at principal amount or a discount to principal amount. In addition, the impact of the Cap Level on the return on your investment will depend upon the price you pay for your Notes relative to principal amount. For example, if you purchase your Notes at a premium to principal amount, the Cap Level will only permit a lower positive return in your investment in the Notes than would have been the case for Notes purchased at principal amount or a discount to principal amount. Similarly, you may have a negative return on the Notes even if the Final Level is equal to or greater than the Initial Level.

You Will Not Have Any Rights to the Securities Included in the Reference Asset.

As a holder of the Notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities included in the Reference Asset would have. The Final Level will not reflect any dividends paid on the securities included in the Reference Asset.

We Have No Affiliation with the Index Sponsor and Will Not Be Responsible for Any Actions Taken by the Index Sponsor.

STOXX Limited (the “Index Sponsor”) is not an affiliate of ours and will not be involved in any offerings of the Notes in any way. Consequently, we have no control of any actions of the Index Sponsor, including any actions of the type that would require the Calculation Agent to adjust the payment to you at maturity. The Index Sponsor does not have any obligation of any sort with respect to the Notes. Thus, the Index Sponsor has no obligation to take your interests into consideration for any reason, including in taking any actions that might affect the value of the Notes. None of our proceeds from any issuance of the Notes will be delivered to the Index Sponsor, except to the extent that we are required to pay the Index Sponsor licensing fees with respect to the Reference Asset.

The Business Activities of the Issuer or its Affiliates or GS&Co. or its Affiliates May Create Conflicts of Interest.

We, GS&Co. and our or their respective affiliates expect to engage in trading activities related to the Reference Asset or its components that are not for the account of holders of the Notes or on their behalf. These trading activities may present a conflict between the holders’ interests in the Notes and the interests we, GS&Co. and our or their respective affiliates will have in their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for their customers and in accounts under their management. These trading activities, if they influence the level of the Reference Asset, could be adverse to the interests of the holders of the Notes. We, GS&Co. and one or more of our or their respective affiliates may, at present or in the future, engage in business with the issuers of the equity securities included in the Reference Asset, including making loans to or providing advisory services. These services could include investment banking and merger and acquisition advisory services. These activities may present a conflict between our or one or more of our affiliates’ obligations and your interests as a holder of the Notes. Moreover, we, GS&Co. and our or their respective affiliates may have published, and in the future expect to publish, research reports with respect to the Reference Asset or its components. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any of these activities by us, GS&Co., or one or more of our or their respective affiliates may affect the level of the Reference Asset, and, therefore, the market value of the Notes.

The Estimated Value of Your Notes at the Time the Terms of Your Notes Are Set on the Pricing Date Is Less Than the Public Offering Price of Your Notes.

The public offering price for your Notes exceeds the estimated value of your Notes at the time the terms of your Notes are set on the Pricing Date. This estimated value is set forth under “Additional Information Regarding Estimated Value of the Notes” on page P-2 of this pricing supplement. As discussed in such section, the pricing models that are used to determine the estimated value of your Notes consider our credit spreads. After the Pricing Date, the estimated value will be affected by changes in market conditions, our creditworthiness and other relevant factors as further described under “Additional Information Regarding Estimated Value of the Notes” on page P-2 of this pricing supplement.

The Value of the Notes Shown in Your GS&Co. Account Statements and the Price at Which GS&Co. Would Buy or Sell Your Notes (if GS&Co. Makes a Market, Which It is Not Obligated to Do) Will Be Based on the Estimated Value of Your Notes.

The price at which GS&Co. would initially buy or sell your Notes (if GS&Co. makes a market, which it is not obligated to do), and the value that GS&Co. will initially use for account statements and otherwise, exceeds the estimated value of your Notes as determined by reference to GS&Co.’s pricing models and taking into account TD’s credit spreads. As agreed by GS&Co., the amount of this excess will decline on a straight line basis over the period from the date hereof through the applicable date set forth above under “Additional Information Regarding Estimated Value of the Notes” on page P-2 of this pricing supplement. Thereafter, if GS&Co. buys or sells your Notes, it will do so at prices that reflect the estimated value at that time determined by reference to pricing models and taking into account variables similar to those used in determining the estimated value on the Pricing Date. The price at which GS&Co. will buy or sell your Notes at any time also will reflect its then current bid and ask spread for similar sized trades of structured notes.

In estimating the value of your Notes at the time the terms of your Notes are set on the Pricing Date, as disclosed under “Additional Information Regarding Estimated Value of the Notes” on page P-2 of this pricing supplement, the pricing models consider certain variables, including principally TD’s credit spreads, interest rates (forecasted, current and historical rates), volatility, price-sensitivity analysis and the time to maturity of the Notes. These pricing models rely in part on certain assumptions about future events, which may prove to be incorrect. As a result, the actual value you would receive if you sold your Notes in the secondary market, if any, to others may differ, perhaps materially, from the estimated value of your Notes determined by reference to GS&Co.’s models due to, among other things, any differences in pricing models or assumptions used by others.

In addition to the factors discussed above, the value and quoted price of your Notes at any time will reflect many factors and cannot be predicted. If GS&Co. makes a market in the Notes, the price quoted by GS&Co. would reflect any changes in market conditions and other relevant factors, including any deterioration in TD’s creditworthiness or perceived creditworthiness. These changes may adversely affect the value of your Notes, including the price you may receive for your Notes in any market making transaction. To the extent that GS&Co. makes a market in the Notes, the quoted price will reflect the estimated value determined at that time using pricing models and variables similar to those used in determining the estimated value on the Pricing Date, plus or minus its then current bid and ask spread for similar sized trades of structured notes (and subject to the declining excess amount described above).

Furthermore, if you sell your Notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount. This commission or discount will further reduce the proceeds you would receive for your Notes in a secondary market sale.

There is no assurance that GS&Co. or any other party will be willing to purchase your Notes at any price and, in this regard, GS&Co. is not obligated to make a market in the Notes. See “—There May Not Be an Active Trading Market for the Notes—Sales in the Secondary Market May Result in Significant Losses” above.

The Temporary Price at Which GS&Co. May Initially Buy the Notes in the Secondary Market May Not Be Indicative of Future Prices of Your Notes.

Assuming that all relevant factors remain constant after the Pricing Date, the price at which GS&Co. may initially buy or sell the Notes in the secondary market (if GS&Co. makes a market in the Notes, which it is not obligated to do) may exceed our estimated value of the Notes on the Pricing Date, as well as the secondary market value of the Notes, for a temporary period after the initial issue date of the Notes. The price at which GS&Co. may initially buy or sell the Notes in the secondary market may not be indicative of future prices of your Notes.

An Investment in the Notes Will Be Subject to Risks Associated with Non-U.S. Securities Markets.

The Reference Asset includes equity securities that have been issued by non-U.S. companies. An investment in securities linked to the value of non-U.S. equity securities involves particular risks. Non-U.S. securities markets may be more volatile than U.S. securities markets, and market developments may affect non-U.S. securities markets differently from the U.S. securities markets. Direct or indirect government intervention to stabilize these non-U.S. securities markets, as well as cross shareholdings among non-U.S. companies, may affect trading prices and volumes in those markets. Also, there is generally less publicly available information in the U.S. about non-U.S. companies than about those U.S. companies that are subject to the reporting requirements of the SEC, and non-U.S. companies are subject to accounting, disclosure, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies.

Securities prices in non-U.S. countries are subject to political, economic, financial and social factors that may be unique to the particular country. These factors, which could negatively affect the non-U.S. securities markets, include the possibility of recent or future changes in the economic and fiscal policies of non-U.S. governments, the possible imposition of, or changes in, currency exchange laws or other non-U.S. laws or restrictions applicable to non-U.S. companies or investments in non-U.S. equity securities, the possibility of fluctuations in the rate of exchange between currencies, the possibility of outbreaks of hostility and political instability and the possibility of natural disaster or adverse public health developments in the region. Moreover, the economies of certain foreign countries may differ favorably or unfavorably from the U.S. economy in important respects, such as growth of gross national product, rate of inflation, trade surpluses or deficits, capital reinvestment, resources and self-sufficiency.

The Percent Change for the Reference Asset Will Not Be Adjusted for Changes in Exchange Rates Relative to the U.S. Dollar Even Though the Equity Securities Included in the Reference Asset are Traded in a Non-U.S. Currency and the Notes are Denominated in U.S. Dollars.

The value of your Notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies in which the equity securities included in the Reference Asset are based. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the Notes, you will not receive any additional payment at maturity, if any. The amount payable on the Maturity Date will be based solely upon the overall change in the level of the Reference Asset over the life of your Notes. Changes in foreign currency exchange rates, however, may reflect changes in the economy of the foreign countries in which the securities comprising the Reference Asset are listed that, in turn, may affect the level of the Reference Asset.

There Are Potential Conflicts of Interest Between You and the Calculation Agent.

The Calculation Agent will, among other things, determine the amount of your payment on the Notes. We will serve as the calculation agent and may appoint a different calculation agent after the original Issue Date without notice to you. The calculation agent will exercise its judgment when performing its functions and may take into consideration our ability to unwind any related hedges. Since this discretion by the calculation agent may affect payments on the Notes, the calculation agent may have a conflict of interest if it needs to make any such decision. For example, the calculation agent may have to determine whether a market disruption event affecting the Reference Asset has occurred. This determination may, in turn, depend on the calculation agent’s judgment whether the event has materially interfered with our ability or the ability of one of our affiliates to unwind our hedge positions. Since this determination by the calculation agent will affect the payment on the Notes, the calculation agent may have a conflict of interest if it needs to make a determination of this kind. For additional information as to the calculation agent’s role, see “General Terms of the Notes—Role of Calculation Agent” in the product prospectus supplement.

Market Disruption Events and Adjustments.

The Valuation Date, and therefore the Maturity Date, are subject to postponement as described in the product prospectus supplement due to the occurrence of one or more market disruption events. For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “General Terms of the Notes—Market Disruption Events” in the product prospectus supplement.

Significant Aspects of the Tax Treatment of the Notes Are Uncertain.

Significant aspects of the U.S. tax treatment of the Notes are uncertain. You should consult your tax advisor about your own tax situation and should read carefully the section entitled “Supplemental Discussion of U.S. Federal Income Tax Consequences” below.

For a more complete discussion of the Canadian federal income tax consequences of investing in the Notes, please see the discussion in the product prospectus supplement under “Supplemental Discussion of Canadian Tax Consequences.”

If you are not a Non-resident Holder (as that term is defined in the prospectus) or if you acquire the Notes in the secondary market, you should consult your tax advisors as to the consequences of acquiring, holding and disposing of the Notes and receiving the payments that might be due under the Notes.

Hypothetical Returns

The examples and graph set out below are included for illustration purposes only. They should not be taken as an indication or prediction of future investment results and merely are intended to illustrate the impact that the various hypothetical Reference Asset levels on the Valuation Date could have on the Payment at Maturity assuming all other variables remain constant.

The examples below are based on a range of Final Levels that are entirely hypothetical; the Reference Asset level on any day throughout the life of the Notes, including the Final Level on the Valuation Date, cannot be predicted. The Reference Asset has been highly volatile in the past—meaning that the Reference Asset level has changed considerably in relatively short periods—and its performance cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the offered Notes assuming that they are purchased on the original Issue Date at the principal amount and held to the Maturity Date. If you sell your Notes in a secondary market prior to the Maturity Date, your return will depend upon the market value of your Notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below, such as interest rates, the volatility of the Reference Asset and our creditworthiness. In addition, the estimated value of your Notes at the time the terms of your Notes are set on the Pricing Date (as determined by reference to pricing models used by us) is less than the original public offering price of your Notes. For more information on the estimated value of your Notes, see “Additional Risk Factors—The Estimated Value of Your Notes at the Time the Terms of Your Notes Are Set on the Pricing Date Is Less Than the Public Offering Price of Your Notes” on page P-8 of this pricing supplement. The information in the table and the examples also reflect the key terms and assumptions in the box below.

Key Terms and Assumptions
Principal Amount	$1,000
Leverage Factor	300.00%
Cap Level	124.50% of the Initial Level
Maximum Payment Amount	$1,735.00
Neither a market disruption event nor a non-Trading Day occurs on the originally scheduled Valuation Date
No change in or affecting any of the underlier stocks or the method by which the Index Sponsor calculates the Reference Asset
Notes purchased on the Issue Date at the principal amount and held to the Maturity Date

The actual performance of the Reference Asset over the life of your Notes, as well as the amount payable at maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical levels of the Reference Asset shown elsewhere in this pricing supplement. For information about the historical levels of the Reference Asset during recent periods, see “Information Regarding the Reference Asset—Historical Information” below. Before investing in the offered Notes, you should consult publicly available information to determine the levels of the Reference Asset between the date of this pricing supplement and the date of your purchase of the offered Notes.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your Notes, tax liabilities could affect the after-tax rate of return on your Notes to a comparatively greater extent than the after-tax return on the underlier stocks, i.e. the stocks comprising the Reference Asset.

The levels in the left column of the table below represent hypothetical Final Levels and are expressed as percentages of the Initial Level. The amounts in the right column represent the hypothetical Payment at Maturity, based on the corresponding hypothetical Final Level, and are expressed as percentages of the principal amount of a Note (rounded to the nearest one-thousandth of a percent). Thus, a hypothetical Payment at Maturity of 100.000% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding principal amount of the offered Notes on the Maturity Date would equal 100.000% of the principal amount of a Note, based on the corresponding hypothetical Final Level and the assumptions noted above.

Hypothetical Final Level (as Percentage of Initial Level)	Hypothetical Payment at Maturity (as Percentage of Principal Amount)
150.000%	173.500%
140.000%	173.500%
130.000%	173.500%
124.500%	173.500%
120.000%	160.000%
110.000%	130.000%
105.000%	115.000%
104.000%	112.000%
103.000%	109.000%
101.000%	103.000%
100.000%	100.000%
98.000%	98.000%
97.000%	97.000%
96.000%	96.000%
95.000%	95.000%
75.000%	75.00%
50.000%	50.00%
25.000%	25.00%
0.000%	0.000%

If, for example, the Final Level were determined to be 25.000% of the Initial Level, the Payment at Maturity that we would deliver on your Notes at maturity would be 25.000% of the principal amount of your Notes, as shown in the table above. As a result, if you purchased your Notes on the Issue Date at the principal amount and held them to the Maturity Date, you would lose 75.000% of your investment (if you purchased your Notes at a premium to principal amount you would lose a correspondingly higher percentage of your investment). If the Final Level were determined to be 0.000% of the Initial Level, you would lose 100.000% of your investment in the Notes. In addition, if the Final Level were determined to be 150.000% of the Initial Level, the Payment at Maturity that we would deliver on your Notes at maturity would be capped at the Maximum Payment Amount, or 173.500% of each $1,000 principal amount of your Notes, as shown in the table above. As a result, if you held your Notes to the Maturity Date, you would not benefit from any increase in the Final Level of greater than 124.500% of the Initial Level.

The following examples illustrate the hypothetical Payment at Maturity for each Note based on hypothetical Final Levels of the Reference Asset, calculated based on the key terms and assumptions above.

Example 1—	Calculation of the Payment at Maturity where the Percentage Change is positive (and the Final Level is below the Cap Level).
	Percentage Change:	5.00%
	Payment at Maturity:	$1,000 + ($1,000 x 5.00% x 300.00%) = $1,000 + $150 = $1,150.00
	On a $1,000 investment, a 5.00% Percentage Change results in a Payment at Maturity of $1,150.00, a 15.00% return on the Notes.

Example 2—	Calculation of the Payment at Maturity where the Percentage Change is positive (and the Final Level is above or equal to the Cap Level).
	Percentage Change:	50.00%
	Payment at Maturity:	$1,000 + ($1,000 x 50.00% x 300.00%) = $1,000 + $1,500 = $2,500 however, the Maximum Payment Amount is $1,735.00, and the Payment at Maturity would be $1,735.00.

On a $1,000 investment, a 50.00% Percentage Change results in a Payment at Maturity of $1,735.00, a 73.50% return on the Notes.

In addition to limiting your return on the Notes, the Maximum Payment Amount limits the positive effect of the Leverage Factor. If the Final Level is greater than the Initial Level, you will participate in the performance of the Reference Asset at a rate of 300.00% up to a certain point. However, the effect of the Leverage Factor will be progressively reduced for Final Levels that are greater than 124.50% of the Initial Level (based on the Maximum Payment Amount of 173.50% or $1,735.00 per $1,000 principal amount of the Notes) since your return on the Notes for any Final Level greater than 124.50% of the Initial Level will be limited to the Maximum Payment Amount.

Example 3—	Calculation of the Payment at Maturity where the Percentage Change is negative.
	Percentage Change:	-35.00%
	Payment at Maturity:	$1,000 + ($1,000 x -35.00%) = $1,000 - $350.00 = $650.00
	On a $1,000 investment, a -35.00% Percentage Change results in a Payment at Maturity of $650.00, a -35.00% return on the Notes.

The following chart shows a graphical illustration of the hypothetical Payment at Maturity that we would pay on your Notes on the Maturity Date if the Final Level were any of the hypothetical levels shown on the horizontal axis. The hypothetical Payments at Maturity in the chart are expressed as percentages of the principal amount of your Notes and the hypothetical Final Levels are expressed as percentages of the Initial Level. The chart shows that any hypothetical Final Level of less than 100.00% (the section left of the 100.00% marker on the horizontal axis) would result in a hypothetical Payment at Maturity of less than 100.00% of the principal amount of your Notes (the section below the 100.00% marker on the vertical axis) and, accordingly, in a loss of principal to the holder of the Notes. The chart also shows that any hypothetical Final Level of greater than or equal to 124.50% (the section right of the 124.50% marker on the horizontal axis) would result in a capped return on your investment.

The Payments at Maturity shown above are entirely hypothetical; they are based on levels of the Reference Asset that may not be achieved on the Valuation Date and on assumptions that may prove to be erroneous. The actual market value of your Notes on the Maturity Date or at any other time, including any time you may wish to sell your Notes, may bear little relation to the hypothetical Payment at Maturity shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered Notes. The hypothetical amounts on Notes held to the Maturity Date in the examples above assume you purchased your Notes at their principal amount and have not been adjusted to reflect the actual public offering price you pay for your Notes. The return on your investment (whether positive or negative) in your Notes will be affected by the amount you pay for your Notes. If you purchase your Notes for a price other than the principal amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read “Additional Risk Factors Specific to the Notes—The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” beginning on page PS-5 of the accompanying product prospectus supplement.

Payments on the Notes are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on the Notes are economically equivalent to a combination of a non-interest-bearing bond bought by the holder and one or more options entered into between the holder and us (with one or more implicit option premiums paid over time). The discussion in this paragraph does not modify or affect the terms of the Notes or the U.S. federal income tax treatment of the Notes, as described elsewhere in this pricing supplement.

We cannot predict the actual Final Level or what the market value of your Notes will be on any particular Trading Day, nor can we predict the relationship between the level of the Reference Asset and the market value of your Notes at any time prior to the Maturity Date. The actual amount that you will receive, if any, at maturity and the rate of return on the offered Notes will depend on the actual Final Level which will be determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your Notes, if any, on the Maturity Date may be very different from the information reflected in the table and chart above.

Information Regarding the Reference Asset

The EURO STOXX 50® Index

We have derived all information regarding the EURO STOXX 50® Index contained in this pricing supplement, including without limitation, its make-up, method of calculation and changes in its components from publicly available information. Such information reflects the policies of, and is subject to change by STOXX Limited.

The SX5E is a free-float market capitalization-weighted index of 50 European blue-chip stocks and was created by and is sponsored and maintained by STOXX Limited. Publication of the SX5E Index began on February 26, 1998, based on an initial index value of 1,000 at December 31, 1991. The level of the SX5E Index is disseminated on the STOXX Limited website. STOXX Limited is under no obligation to continue to publish the SX5E and may discontinue publication of it at any time. Additional information regarding the SX5E Index may be obtained from the STOXX Limited website: http://www.stoxx.com. We are not incorporating by reference the website or any material it includes in this pricing supplement.

The top ten constituent stocks of the SX5E Index as of March 31, 2016, by weight, are: Total S.A. (4.98%), Bayer AG (4.33%), Sanofi (4.27%), Anheuser-Busch InBev N.V. (4.25%), Siemens AG (3.78%), SAP SE (3.54%), Daimler AG (3.40%), Allianz SE (3.31%), Unilever N.V. (3.11%) and BASF SE (3.08%); constituent weights may be found at http://www.stoxx.com/download/indices/factsheets/SX5GT.pdf under “Factsheets and Methodologies” and are updated periodically.

As of March 31, 2016, the top ten industry sectors which comprise the SX5E Index represent the following weights in the SX5E: Banks (14.4%), Industrial Goods & Services (10.6%), Chemicals (9.1%), Insurance (7.9%), Personal & Household Goods (7.1%), Health Care (6.8%), Technology (6.7%), Oil & Gas (6.7%), Telecommunications (6.3%), and Food & Beverage (6.2%); industry weightings may be found at http://www.stoxx.com/download/indices/factsheets/SX5GT.pdf under “Factsheets and Methodologies” and are updated periodically. Percentages may not sum to 100% due to rounding. Sector designations are determined by the basket underlier sponsor using criteria it has selected or developed. Index Sponsors may use very different standards for determining sector designations. In addition, many companies operate in a number of sectors, but are listed in only one sector and the basis on which that sector is selected may also differ. As a result, sector comparisons between indices with different Index Sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices.

As of March 31, 2016, the seven countries which comprise the SX5E Index represent the following weights in the SX5E: Belgium (4.2%), Finland (1.5%), France (37.1%), Germany (32.2%), Italy (6.7%), Netherlands (8.1%) and Spain (10.2%); country weightings may be found at http://www.stoxx.com/download/indices/factsheets/SX5GT.pdf under “Factsheets and Methodologies” and are updated periodically.

The above information was derived from information prepared by the basket underlier sponsor, however, the percentages we have listed above are approximate and may not match the information available on the basket underlier sponsor's website due to subsequent corporation actions or other activity relating to a particular stock.

SX5E Composition.

The SX5E is composed of 50 underlier stocks chosen by STOXX Limited from the 19 EURO STOXX Supersector indices, which represent the Eurozone portion of the STOXX Europe 600 Supersector indices. STOXX Limited selects underlier stocks that have, in its view, a high degree of liquidity and represent the largest companies across all market sectors. The 19 supersectors from which stocks are selected for the SX5E are Automobiles & Parts, Banks, Basic Resources, Chemicals, Construction & Materials, Financial Services, Food & Beverages, Health Care, Industrial Goods & Services, Insurance, Media, Oil & Gas, Personal & Household Goods, Real Estate, Retail, Technology, Telecommunications, Travel & Leisure and Utilities, although stocks from each of these supersectors are not necessarily included at a given time.

Component Selection

The composition of the SX5E is reviewed by STOXX Limited annually in September. Within each of the 19 EURO STOXX Supersector indices, the respective index component stocks are ranked by free—float market capitalization. The largest stocks are added to the selection list until the coverage is close to, but still less than,

60% of the free—float market capitalization of the corresponding EURO STOXX Total Market Index Supersector Index. If the next highest—ranked stock brings the coverage closer to 60% in absolute terms, then it is also added to the selection list. All remaining stocks that are current SX5E components are then added to the selection list. The stocks on the selection list are then ranked by free—float market capitalization. The 40 largest stocks on the selection list are chosen as index components. The remaining 10 stocks are then selected from the largest current stocks ranked between 41 and 60. If the number of index components is still below 50, then the largest remaining stocks on the selection list are added until the SX5E contains 50 stocks. In exceptional cases, the STOXX Limited Management Board may make additions and deletions to the selection list.

Ongoing Maintenance of Component Stocks

The component stocks of the SX5E are monitored on an ongoing monthly basis for deletion and quarterly basis for addition. Changes to the composition of the SX5E due to corporate actions (including mergers and takeovers, spin—offs, sector changes and bankruptcy) are announced immediately, implemented two trading days later and become effective on the next trading day after implementation.

The component stocks of the SX5E are subject to a “fast exit” rule. A component stock is deleted if it ranks 75 or below on the monthly selection list and it ranked 75 or below on the selection list of the previous month. The highest-ranked non-component stock will replace the exiting component stock. The SX5E is also subject to a “fast entry” rule. All stocks on the latest selection lists and initial public offering (IPO) stocks are reviewed for a fast-track addition on a quarterly basis. A stock is added if it qualifies for the latest blue-chip selection list generated at the end of February, May, August or November and if it ranks within the lower buffer (between 1 and 25) on the selection list. If added, the stock replaces the smallest component stock.

A deleted stock is replaced immediately to maintain the fixed number of stocks. The replacement is based on the latest monthly selection list. In the case of a merger or takeover where a component stock is involved, the original component stock is replaced by the new component stock. In the case of a spin-off, if the original stock was a component stock, then each spin-off stock qualifies for addition if it lies within the lower buffer (between 1 and 40) on the latest selection list. The largest qualifying spin-off stock replaces the original component stock, while the next qualifying spin-off stock replaces the lowest ranked component stock and likewise for other qualifying spin-off stocks.

The free float factors and outstanding number of shares for each underlier stock that STOXX Limited uses to calculate the SX5E, as described below, are reviewed, calculated and implemented on a quarterly basis and are fixed until the next quarterly review. Certain extraordinary adjustments to the free float factors and/or the number of outstanding shares are implemented and made effective more quickly. The timing depends on the magnitude of the change. Each component’s weight is capped at 10% of the SX5E’s total free float market capitalization. The free float factor reduces the underlier stock’s number of shares to the actual amount available on the market. All holdings that are larger than five percent of the total outstanding number of shares and held on a long-term basis are excluded from the index calculation (including, but not limited to, stock owned by the company itself, stock owned by governments, stock owned by certain individuals or families, and restricted shares).

Index Calculation

STOXX Limited calculates the SX5E using the “Laspeyres formula,” which measures the aggregate price changes in the underlier stocks against a fixed base quantity weight. The discussion below describes the “price return” calculation of the SX5E. The applicable pricing supplement will describe the calculation of the SX5E if the underlier for your notes is not the price return calculation. The formula for calculating the SX5E value can be expressed as follows:

SX5E	=	Free Float Market Capitalization of the SX5E
Divisor

The “free float market capitalization of the SX5E” is equal to the sum of the product of the price, the number of shares, the free float factor and the weighting cap factor for each underlier stock as of the time the SX5E is being calculated. The index stocks trade in Euros and thus, no currency conversion is required. Where any index component stock price is unavailable on any trading day, the underlier sponsor will generally use the last reported price for such component stock.

In case the investability and tradability of the index and index based products is affected by an upcoming market or company event that is considered significant or “extreme” by the STOXX Management Board, the following actions or a combination of the following actions are taken. For all such changes a minimum notification period of two full trading days will be observed. The action scope may include but is not limited to:

●	application of expert judgment for index component pricing data,
●	adjustment of operational procedures,
●	postponement of index adjustments,
●	adjustment of selection lists,
●	change of weights of index constituents by adjusting the number of shares, free-float factors or weighting cap-factors, or
●	adjustment of index compositions.

EURO STOXX 50 Divisor

The SX5E is calculated using a divisor that helps to maintain the continuity of the index’s value so that corporate actions do not artificially increase or decrease the level of the SX5E.

The divisor is calculated by starting with the previous divisor in effect for the SX5E (which we call the “original divisor value”) and multiplying it by a fraction, the numerator of which is the previous free float market capitalization of the SX5E, plus or minus the difference between the closing market capitalization of the SX5E and the adjusted closing market capitalization of the SX5E, and the denominator of which is the previous free float market capitalization of the SX5E. The adjusted free float market capitalization is calculated for stocks of companies that have experienced a corporate action of the type described below as of the time the new divisor value is being calculated using the free float market capitalization calculated with adjusted closing prices, the new number of shares, and the new free float factor minus the free float market capitalization calculated with that stock’s original closing price, number of shares, and free float factor, in each case as used in calculating the original divisor value. Errors in divisor calculation are corrected on an intraday basis if discovered on the same day the new divisor is effective. If the error is discovered later, the error is corrected on an intraday basis if feasible and only if the error is considered significant by the STOXX Limited Management Board.

Divisor Adjustments

STOXX Limited adjusts the divisor for the SX5E to maintain the continuity of the SX5E values across changes due to corporate actions. Changes in weights due to corporate actions are distributed proportionally across all index components and equal an investment into the portfolio. The following is a summary of the adjustments to any underlier stock made for corporate actions and the effect of such adjustments on the divisor, where shareholders of the underlier stock will receive “B” new shares for every “A” share held (where applicable) and assuming that the version of the index to which your notes are linked is the price return version. All adjusted prices consider withholding taxes based on the new shares being distributed, using “B * (1 – witholding tax where applicable)”.

(1) Special cash dividend:

Adjusted price = closing price – dividend announced by the company * (1- withholding tax if applicable)

Divisor: decreases

(2) Split and reverse split:

Adjusted price = closing price * A / B

New number of shares = old number of shares * B /

A Divisor: no change

(3) Rights offering:

Adjusted price = (closing price * A + subscription price * B) / (A +

B)

New number of shares = old number of shares * (A + B) / A

Divisor: increases

If the subscription price is not available or if the subscription price is equal to or greater than the closing price on the day before the effective date, then no adjustment is made.

Extremely dilutive rights issues having a share ratio larger or equal to 2000% (B/A>20) are treated as follows:

STOXX will announce the deletion of the company from all indices following the standard rules for index replacements if sufficient notice of two trading days before the ex-date can be given.

The company may enter the indices again at the next periodic index review, but only after the new rights issue shares have been listed.

Extremely dilutive rights issues for which two trading days’ notice before the ex-date cannot be given, and all highly dilutive rights issues having a share ratio larger or equal to 200% (B/A>2) are treated as follows:

●	The rights issue shares are included into the indices with a theoretical price on the ex-date;
●	The rights issue shares must be listed on an eligible stock exchange and tradable starting on the ex-date, otherwise, only a price adjustment is made and the rights are not included;
●	The rights issue shares will have the same parameters as the parent company;

●	The rights issue shares will be removed after their first trading day at the close; and
●	The number of shares and weighting factors will be increased after the new rights issue shares have been listed.

(4) Stock dividend:

Adjusted price = closing price * A / (A + B)

New number of shares = old number of shares * (A + B) / A

Divisor: no change

(5) Stock dividend from treasury stock if treated as extraordinary dividend:

Adjusted close = close – close * B / (A + B)

Divisor: decreases

(6) Stock dividend of another company:

Adjusted price = (closing price * A – price of other company * B) / A

Divisor: decreases

(7) Return of capital and share consolidation:

Adjusted price = [closing price – capital return announced by company * (1– withholding tax)] * A / B

New number of shares = old number of shares * B / A

Divisor: decreases

(8) Repurchase of shares / self-tender:

Adjusted price = [(price before tender * old number of shares) – (tender price * number of tendered shares)] / (old number of shares – number of tendered shares)

New number of shares = old number of shares – number of tendered shares

Divisor: decreases

(9) Spin– off:

Adjusted price = (closing price * A – price of spin–off shares * B) / A

Divisor: decreases

(10) Combination stock distribution (dividend or split) and rights offering:

For this corporate action, the following additional assumptions apply:

Shareholders receive B new shares from the distribution and C new shares from the rights offering for everyA share held; and

If A is not equal to one, all the following “new number of shares” formulae need to be divided by A.

If rights are applicable after stock distribution (one action applicable to another):

Adjusted price = [closing price * A + subscription price * C * (1 + B / A)] / [(A + B) * (1 + C / A)]

New number of shares = old number of shares * [(A + B) * (1 + C / A)] / A

Divisor: increases

If stock distribution is applicable after rights (one action applicable to another):

Adjusted price = (closing price * A + subscription price * C) / [(A + C) * (1 + B / A)]

New number of shares = old number of shares * [(A + C) * (1 + B / A)]

Divisor: increases

Stock distribution and rights (neither action is applicable to the other):

Adjusted price = (closing price * A + subscription price * C) / (A + B + C)

New number of shares = old number of shares * (A + B + C) / A

Divisor: increases

(11) Addition/deletion of a company

No price adjustments are made. The net change in market capitalization determines the divisor adjustment.

(12) Free float and shares changes

No price adjustments are made. The change in market capitalization determines the divisor adjustment.

The SX5E is the intellectual property of STOXX Limited, Zurich, Switzerland and/or its licensors (“Licensors“), which is used under license. The securities or other financial instruments based on the SX5E are in no way sponsored, endorsed, sold or promoted by STOXX and its Licensors and neither STOXX nor its Licensors shall have any liability with respect thereto.

License Agreement

We have entered into a non-exclusive license agreement with STOXX providing for the license to us and certain of our affiliated or subsidiary companies, in exchange for a fee, of the right to use indices owned and published by STOXX (including the SX5E) in connection with certain securities, including the Notes offered hereby.

The license agreement between us and STOXX requires that the following language be stated in this document:

STOXX has no relationship to us, other than the licensing of the SX5E and the related trademarks for use in connection with the Notes. STOXX does not:

•	sponsor, endorse, sell, or promote the Notes;
•	recommend that any person invest in the Notes offered hereby or any other securities;
•	have any responsibility or liability for or make any decisions about the timing, amount, or pricing of the Notes;
•	have any responsibility or liability for the administration, management, or marketing of the Notes; or
•	consider the needs of the Notes or the holders of the Notes in determining, composing, or calculating the SX5E, or have any obligation to do so.

STOXX will not have any liability in connection with the Notes. Specifically:

•	STOXX does not make any warranty, express or implied, and disclaims any and all warranty concerning:
•	the results to be obtained by the Notes, the holders of the Notes or any other person in connection with the use of the SX5E and the data included in the SX5E;
•	the accuracy or completeness of the SX5E and its data;
•	the merchantability and the fitness for a particular purpose or use of the SX5E and its data;
•	STOXX will have no liability for any errors, omissions, or interruptions in the SX5E or its data; and
•	Under no circumstances will STOXX be liable for any lost profits or indirect, punitive, special, or consequential damages or losses, even if STOXX knows that they might occur.

The licensing agreement between us and STOXX is solely for their benefit and our benefit, and not for the benefit of the holders of the Notes or any other third parties.

Historical Information

The graph below shows the daily historical closing levels of the Reference Asset from January 2, 2006 through April 14, 2016.

We obtained the information regarding the historical performance of the Reference Asset in the chart below from Bloomberg Financial Markets.

We have not independently verified the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical performance of the Reference Asset should not be taken as an indication of its future performance, and no assurance can be given as to the Final Level of the Reference Asset. We cannot give you assurance that the performance of the Reference Asset will result in any positive return on your initial investment.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Supplemental Discussion of U.S. Federal Income Tax Consequences

General. The following is a general description of certain U.S. federal tax considerations relating to the Notes. Prospective purchasers of the Notes should consult their tax advisors as to the consequences under the tax laws of the country of which they are a resident for tax purposes and the tax laws of the U.S. of acquiring, holding and disposing of the Notes and receiving payments under the Notes. This summary is based upon the law as in effect on the date of this pricing supplement and is subject to any change in law that may take effect after such date. This discussion replaces the federal income tax discussions in the accompanying product prospectus supplement and accompanying prospectus.

This discussion applies to you only if you are the original investor in the Notes and you hold your Notes as capital assets for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies,
•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,
•	a financial institution or a bank,
•	a regulated investment company or a real estate investment trust or a common trust fund,
•	a life insurance company,
•	a tax-exempt organization or an investor holding the Notes in a tax-advantaged account (such as an “Individual Retirement Account” or “Roth IRA”),
•	a person that owns Notes as part of a straddle or a hedging or conversion transaction, or who has entered into a “constructive sale” with respect to a note for tax purposes,
•	a U.S. holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar, or
•	a trader in securities who elects to apply a mark-to-market method of tax accounting.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations under the Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

This discussion, other than the section entitled “Non-U.S. Holders” below, is applicable to you only if you are a U.S. holder. You are a U.S. holder if you are a beneficial owner of a note and you are: (i) a citizen or resident of the U.S., (ii) a domestic corporation, (iii) an estate whose income is subject to U.S. federal income tax regardless of its source, or (iv) a trust if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust.

If a partnership holds the Notes, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the Notes should consult its tax advisor with regard to the U.S. federal income tax treatment of an investment in the Notes.

Section 1297. In addition, we will not attempt to ascertain whether any issuer of equity securities included in the Reference Asset would be treated as a “passive foreign investment company” (a “PFIC”) within the meaning of Section 1297 of the Code. If any such entity were so treated, certain adverse U.S. federal income tax consequences might apply upon the sale, exchange or retirement of a note. You should refer to information filed with the Securities and Exchange Commission or the equivalent governmental authority by such entities and consult your tax advisor regarding the possible consequences to you if any such entity is or becomes a PFIC.

U.S. Tax Treatment. No statutory, judicial or administrative authority directly discusses how the Notes should be treated for U.S. federal income tax purposes. As a result, the U.S. federal income tax consequences of your investment in the Notes are uncertain. Accordingly, we urge you to consult your tax advisor as to the tax consequences of your investment in the Notes (and of having agreed to the required tax treatment of your Notes described below) and as to the application of state, local or other tax laws to your investment in your Notes and the possible effects of changes in federal or other tax laws.

Pursuant to the terms of the Notes, the Bank and you agree, in the absence of a statutory, regulatory, administrative or judicial ruling to the contrary, to characterize your Notes as a pre-paid derivative contract with respect to the Reference Asset. If your Notes are so treated, you should generally recognize gain or loss upon the sale, exchange, redemption or maturity of your Notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Notes. Such gain or loss should generally be long-term capital gain or loss if you have held your Notes for more than one year (otherwise such gain or loss should be short-term capital gain or loss). The deductibility of capital losses is subject to limitations.

In the opinion of our counsel, Cadwalader, Wickersham & Taft LLP, it would be reasonable to treat your Notes in the manner described above. However, because there is no authority that specifically addresses the tax treatment of the Notes, it is possible that your Notes could alternatively be treated for tax purposes as a single contingent payment debt instrument, or pursuant to some other characterization, such that the timing and character of your income from the Notes could differ materially from the treatment described above.

Possible Change in Law. In 2007, the IRS released a notice that may affect the taxation of holders of the Notes. According to the notice, the IRS and the Treasury Department are actively considering whether a holder of an instrument such as the Notes should be required to accrue ordinary income on a current basis, and they are seeking taxpayer comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the Notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The IRS and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Code should be applied to such instruments.

In 2007, legislation was introduced in Congress that, if it had been enacted, would have required holders of Notes purchased after the bill was enacted to accrue interest income over the term of the Notes despite the fact that there will be no interest payments over the term of the Notes. It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of your Notes.

The House Ways and Means Committee has released in draft form certain proposed legislation relating to financial instruments. If enacted, the effect of this legislation generally would be to require instruments such as the Notes to be marked to market on an annual basis with all gains and losses to be treated as ordinary, subject to certain exceptions.

It is impossible to predict what any such legislation or administrative or regulatory guidance might provide, and whether the effective date of any legislation or guidance will affect Notes that were issued before the date that such legislation or guidance is issued. You are urged to consult your tax advisor as to the possibility that any legislative or administrative action may adversely affect the tax treatment of your Notes.

Medicare Tax on Net Investment Income. U.S. holders that are individuals or estates and certain trusts are subject to an additional 3.8% tax on all or a portion of their “net investment income,” or “undistributed net investment income” in the case of an estate or trust, which may include any income or gain with respect to the Notes, to the extent of their net investment income or undistributed net investment income (as the case may be) that, when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), $125,000 for a married individual filing a separate return, or the dollar amount at which the highest tax bracket begins for an estate or trust (which, in 2016, is $12,400). The 3.8% Medicare tax is determined in a different manner than the regular income tax. U.S. holders should consult their advisors with respect to the 3.8% Medicare tax.

Specified Foreign Financial Assets. U.S. holders may be subject to reporting obligations with respect to their Notes if they do not hold their Notes in an account maintained by a financial institution and the aggregate value of their Notes and certain other “specified foreign financial assets” (applying certain attribution rules) exceeds $50,000.  Significant penalties can apply if a U.S. holder is required to disclose its Notes and fails to do so.

Treasury Regulations Requiring Disclosure of Reportable Transactions. Treasury regulations require U.S. taxpayers to report certain transactions (“Reportable Transactions”) on IRS Form 8886. An investment in the Notes or a sale of the Notes should generally not be treated as a Reportable Transaction under current law, but it is possible that future legislation, regulations or administrative rulings could cause your investment in the Notes or a sale of the Notes to be treated as a Reportable Transaction. You should consult with your tax advisor regarding any tax filing and reporting obligations that may apply in connection with acquiring, owning and disposing of Notes.

Backup Withholding and Information Reporting. The proceeds received from a sale, exchange, redemption or maturity of the Notes will be subject to information reporting unless you are an “exempt recipient” and may also be subject to backup withholding at the rate specified in the Code if you fail to provide certain identifying information (such as an accurate taxpayer number, if you are a U.S. holder) or meet certain other conditions.

Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is furnished to the IRS.

Non-U.S. Holders. This section applies only if you are a non-U.S. holder. For these purposes, you are a non-U.S. holder if you are the beneficial owner of the Notes and are, for U.S. federal income tax purposes, a non-resident alien individual, a foreign corporation, or an estate or trust that, in either case, is not subject to U.S. federal income tax on a net income basis on income or gain from the Notes.

If you are a non-U.S. holder, you should generally not be subject to U.S. withholding tax with respect to payments on your Notes or to generally applicable information reporting and backup withholding requirements with respect to payments on your Notes if you comply with certain certification and identification requirements as to your foreign status including providing us (and/or the applicable withholding agent) a properly executed and fully completed applicable IRS Form W-8. Gain from the sale, exchange or redemption of the Notes or settlement at maturity generally will not be subject to U.S. tax unless such gain is effectively connected with a trade or business conducted by you in the U.S. or unless you are a non-resident alien individual and are present in the U.S. for 183 days or more during the taxable year of such sale, exchange or settlement and certain other conditions are satisfied.

As discussed above, alternative characterizations of the Notes for U.S. federal income tax purposes are possible. Should an alternative characterization of the Notes cause payments with respect to the Notes to become subject to withholding tax, we will withhold tax at the applicable statutory rate and we will not make payments of any additional amounts.

Both U.S. and non-U.S. holders should consult their tax advisors regarding the U.S. federal income tax consequences of an investment in the Notes, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction (including that of the Bank and the issuers of any equity securities included in the Reference Asset).

Supplemental Plan of Distribution (Conflicts of Interest)

We have appointed TDS, an affiliate of TD, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, TDS will purchase the Notes from TD at the public offering price less the underwriting discount set forth on the cover page of this pricing supplement for distribution to GS&Co., or will offer the Notes directly to investors. GS&Co. and its affiliates will receive a $32.50 discount per $1,000 principal amount, comprised of $2.50 of fees and $30.00 of selling commission. The Issuer or an affiliate expects to enter into swap agreements or related hedge transactions with Goldman Sachs International and/or its affiliates in connection with the sale of the Notes, and Goldman Sachs International and/or an affiliate may earn income as a result of payments pursuant to the swap, or the related hedge transactions. See “Supplemental Plan of Distribution” in the accompanying Product Prospectus Supplement. TD will reimburse TDS for certain expenses in connection with its role in the offer and sale of the Notes, and TD will pay TDS a fee in connection with its role in the offer and sale of the Notes.

Delivery of the Notes will be made against payment for the Notes on April 21, 2016, which is the fifth (5th) Business Day following the Pricing Date (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three Business Days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than three Business Days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

See “Plan of Distribution” in the prospectus. For additional information as to the relationship between us and TDS, please see the section “Plan of Distribution—Conflicts of Interest” in the product prospectus supplement.

We or GS&Co., or any of our or their respective affiliates, may use this pricing supplement in the initial sale of the Notes. In addition, we or GS&Co. or any of our or their respective affiliates may use this pricing supplement in a market-making transaction in a Note after its initial sale. If a purchaser buys the Notes from us or GS&Co. or any of our or their respective affiliates, this pricing supplement is being used in a market-making transaction unless we or GS&Co. or any of our or their respective affiliates informs such purchaser otherwise in the confirmation of sale.

Validity of the Notes

In the opinion of McCarthy Tétrault LLP, the issue and sale of the Notes has been duly authorized by all necessary corporate action on the part of TD, and when this pricing supplement has been attached to, and duly notated on, the master note that represents the Notes, the Notes will have been validly executed and issued and, to the extent validity of the Notes is a matter governed by the laws of the Province of Ontario, or the laws of Canada applicable therein, will be valid obligations of TD, subject to the following limitations: (i) the enforceability of the Indenture is subject to bankruptcy, insolvency, reorganization, arrangement, winding up, moratorium and other similar laws of general application limiting the enforcement of creditors’ rights generally; (ii) the enforceability of the Indenture is subject to general equitable principles, including the fact that the availability of equitable remedies, such as injunctive relief and specific performance, is in the discretion of a court; (iii) courts in Canada are precluded from giving a judgment in any currency other than the lawful money of Canada; and (iv) the enforceability of the indenture will be subject to the limitations contained in the Limitations Act, 2002 (Ontario), and such counsel expresses no opinion as to whether a court may find any provision of the indenture to be unenforceable as an attempt to vary or exclude a limitation period under that Act. This opinion is given as of the date hereof and is limited to the laws of the Provinces of Ontario and the federal laws of Canada applicable thereto. In addition, this opinion is subject to: (i) the assumption that the indenture has been duly authorized, executed and delivered by, and constitutes a valid and legally binding obligation of, the trustee, enforceable against the trustee in accordance with its terms; and (ii) customary assumptions about the genuineness of signatures and certain factual matters all as stated in the letter of such counsel dated August 1, 2014, which has been filed as Exhibit 5.2 to TD’s Form 6-K filed on August 1, 2014.

In the opinion of Cadwalader, Wickersham & Taft LLP, as special counsel to the issuer, when the Notes offered by this pricing supplement have been executed and issued by the issuer and authenticated by the trustee pursuant to the indenture and delivered, paid for and sold as contemplated herein, the Notes will be valid and binding obligations of the issuer, enforceable against the issuer in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, receivership or other laws relating to or affecting creditors’ rights generally, and to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity). This opinion is given as of the date hereof and is limited to the laws of the State of New York. Insofar as this opinion involves matters governed by Canadian law, Cadwalader, Wickersham & Taft LLP has assumed, without independent inquiry or investigation, the validity of the matters opined on by McCarthy Tétrault LLP, Canadian legal counsel for the issuer, in its opinion expressed below. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and, with respect to the Notes, authentication of the Notes and the genuineness of signatures and certain factual matters, all as stated in the opinion of Cadwalader, Wickersham & Taft LLP dated April 12, 2016 filed with the Securities and Exchange Commission as an exhibit to a Current Report on Form 6-K on April 12, 2016.